

16022291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

NOV 23 2016

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaraDorbecker Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Golden Scroll Circle
(No. and Street)

The Woodlands	Texas	77382
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy Leah Hanerhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LaraDorbecker Securities Corporation, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President/Principal
Title

Notary Public


ADAM T SCHWARTZ
NOTARY PUBLIC STATE OF TEXAS
MY COMM. EXP. 9/22/2020
NOTARY ID 12403517-8

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

LARADORBECKER SECURITIES CORPORATION

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
LaraDorbecker Securities Corporation

We have audited the accompanying statement of financial condition of LaraDorbecker Securities Corporation (the "Company") as of September 30, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaraDorbecker Securities Corporation as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of LaraDorbecker Securities Corporation's financial statements. The information in Schedule I is the responsibility of LaraDorbecker Securities Corporation's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 17, 2016

LARADORBECKER SECURITIES CORPORATION
Statement of Financial Condition
September 30, 2016

ASSETS

Cash and cash equivalents	$ 109,537
Receivable from broker-dealer and clearing organizations	55,927
Property and equipment, net of accumulated depreciation of $31,262	11,468
Other assets	663
	$ 177,595

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 16,985
Commission payable	13,080
	30,065
Stockholders' equity	
Common stock - $.01 par value, 10,000 shares authorized, 10,000 shares issued and outstanding	100
Additional paid-in capital	168,956
Retained earnings	(21,526)
Total stockholders' equity	147,530
	$ 177,595

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Operations
For the Year Ended September 30, 2016

Revenues	
Commission income	$ 601,081
Interest income	5,571
Other Income	52,372
	659,024
Expenses	
Compensation and benefits	215,320
Commissions and clearance paid to other brokers	209,757
Interest expense	462
Occupancy and equipment costs	113,995
Regulatory expense	58,241
Communications expense	19,136
Promotional costs	47,534
Other expenses	2,886
	667,331
Net Income (loss) before income taxes	(8,307)
Provision for Income Taxes	(683)
Net Loss	$ (8,990)

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2016

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances September 30, 2015	10,000	$ 100	$ 168,956	$ (12,536)	$156,520
Capital Contributed			0		0
Net loss				(8,990)	(8,990)
Balances at September 30, 2016	10,000	$ 100	$ 168,956	$ (21,526)	$147,530

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2016

Cash flows from operating activities	
Net loss	$ (8,990)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation expense	1,800
Change in assets and liabilities:	
Increase in receivable from broker-dealer and clearing organizations	(3,921)
Decrease in other assets	10,237
Decrease in accounts payable and accrued expenses	(2,510)
Increase in commission payable	3,830
Net cash provided (used) by operating activities	446
Cash flows from investing activities	
Net cash provided (used) by investing activities	0
Cash flows from financing activities	
Net cash provided (used) by financing activities	0
Net decrease in cash	446
Cash and cash equivalents at beginning of year	109,091
Cash and cash equivalents at end of year	$ 109,537
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ 462
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

LaraDorbecker Securities Corporation, (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed June 28, 2000 and became effective with the SEC on January 11, 2001 and operates under (SEC) Rule 15c3-3(k) (2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Delaware Corporation and is a wholly-owned subsidiary of LaraDorbecker Holding Corporations (the "Parent"). Substantially all of the Company's business is conducted with customers located in the state of Texas and Mexico.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are carried at fair market value and, securities owned not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payable cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2016 was $1,800 and is included in occupancy and equipment costs.

For purpose of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2016, the Company had net capital of $135,389 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 4 - Related Party Transactions

During the year ended September 30, 2016, the Company paid rent of $28,800 to the shareholder of the Parent. The lease between the shareholder and the Company is valid until either party decides to terminate it. This expense is included in occupancy and equipment costs.

Note 5 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. Receivable from broker-dealers and clearing organizations includes a required deposit of $50,000.

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2016

Schedule I

LARADORBECKER SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2016

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 147,530
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	147,530
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	$ (11,468)
Other assets`	(663)
Net capital before haircuts on securities positions	135,399
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	(10)
Net capital	$ 135,389

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 16,985
Commission payable	13,080
Total aggregate indebtedness	$ 30,065

Schedule I (continued)

LARADORBECKER SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,006
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 35,389
Excess net capital at 1000%	$ 132,383
Ratio: Aggregate indebtedness to net capital	.22 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per unaudited FOCUS IIa	$ 135,389
Net capital per audited report	$ 135,389

There are no differences between the computation of net capital per unaudited FOCUS IIa and net capital per audited report.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
September 30, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
LaraDorbecker Securities Corporation

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) LaraDorbecker Securities Corporation identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which LaraDorbecker Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) LaraDorbecker Securities Corporation stated that LaraDorbecker Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. LaraDorbecker Securities Corporation management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LaraDorbecker Securities Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Dallas, Texas
November 17, 2016

32 Golden Scroll Circle
The Woodlands, Texas 77382
281-298-2423
Fax 281-298-2623
www.laradorbecker.com

LaraDorbecker Securities Corporation
The Wealth Preservation Firm for Latin America

Cindy L. Hanerhoff

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Laradorbecker Securities Corporation (the Company), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of September 30, 2016 and during the period from October 1, 2015 through September 30, 2016. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2016 without exception.

Laradorbecker Securities Corporation



Cindy Hanerhoff

October 18, 2016
Date

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
LaraDorbecker Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, solely to assist you and the other specified parties in evaluating LaraDorbecker Securities Corporation (the Company) compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited From X-17A-5 (FOCUS Report) for the year ended September 30, 2016 with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and,

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

MOSS-ADAMS LLP

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
November 17, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52904 FINRA SEP
LARADORBECKER SECURITIES CORP
32 GOLDEN SCROLL CIR
THE WOODLANDS, TX 77382-5393

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 832

B. Less payment made with SIPC-6 filed (exclude interest) (312)
4-29-2016 #3840
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 520

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 520

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LARADORBECKER SECURITIES
(Name of Corporation, Partnership or other organization)
[signature]
(Authorized Signature)
PRESIDENT
(Title)

Dated the 18 day of OCT, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2015 and ending 9/30/2016

Item No.		Eliminate cents
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 659,024
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	-
	Total additions	0
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	281,091
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	45,006
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	(Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
	Enter the greater of line (i) or (ii)	
	Total deductions	326,097
2d.	SIPC Net Operating Revenues	$ 332,927
2e.	General Assessment @ .0025	$ 832
		(to page 1, line 2.A.)